Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on June 21, 2023

Notice is hereby given to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares” or “Shares”), of Perion Network Ltd., that our Annual General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Wednesday, June 21, 2023, at 4:00 p.m. (Israel time), as it may be adjourned from time to time (the “Meeting”), for the following purposes:

1.	To approve the re-election of each of Ms. Joy Marcus and Mr. Michael Vorhaus to serve as a director of the Company until our third annual general meeting of shareholders following this meeting;
2.
To approve amendments to the articles of association of the Company (the “Articles of Association”) and amended and restated memorandum of association (the “Memorandum of Association”) reflecting an increase of the Company’s registered share capital by additional 20,000,000 Ordinary Shares, such that following the increase, the Company’s registered share capital will consist of 80,000,000 Ordinary Shares, par value NIS 0.03;

3.	To approve amendments to the terms of employment of Mr. Tal Jacobson in connection with his appointment as the Company’s Chief Executive Officer; and
4.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2023, and their service until the next annual general meeting of shareholders, and to authorize our board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2022, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Pursuant to our Articles of Association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person or by proxy, holding in the aggregate 33 1/3% of the voting rights in our issued share capital.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the “Company”, “Perion”, “we”, “us”,  “our” and “our Company” to refer to Perion Network Ltd. and terms such as “shareholders”, “you” and “your” to refer to our shareholders.

The approval of each of the proposals requires the affirmative vote of our shareholders holding at least a majority of our Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 3 is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of a Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

 For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.

 “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

 A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have a personal interest your Shares will not be voted for Proposal No. 3.

The shareholders’ vote with respect to the approval of Proposal No. 3 is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. The Israeli Companies Law, 5759-1999 (the “Companies Law”) allows our Compensation Committee and our Board to approve such Proposal even if the Annual General Meeting of Shareholders has voted against its approval, provided that the Company’s Compensation Committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

These proposals and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety. The Proxy Statement and the proxy card will be mailed on or about May 25, 2023, to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at https://www.perion.com/investors/ and on the SEC’s website at www.sec.gov.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on May 22, 2023 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company no later than the close of business on June 20, 2023, in order to be counted in the vote to be held in the Meeting. You may also present the proxy card to the chairperson at the Meeting. Your returned proxy may be revoked at any time prior to its exercise by giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on June 20, 2023, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if you are the record holder of the Ordinary Shares, voting in person at the Meeting. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card. If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the ISA website unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Please review the accompanying Proxy Statement for more information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the proposals or how to submit your proxy, or if you need any additional copies of the Proxy Statement or the enclosed proxy card or voting instructions, please contact Mr. Dudi Musler, the Company’s VP IR, at dudim@Perion.com or at +972-54-7876785.

Position Statements

In accordance with the Companies Law, a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than June 11, 2023, at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attn: Mr. Maoz Sigron, the Company’s Chief Financial Officer, or Mr. Dudi Musler, the Company’s VP IR. Any position statement timely received will be furnished to the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer and to our VP IR at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Chief Financial Officer and VP IR or by facsimile to +972-3-603-1585. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than May 24, 2023.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the board of directors, Eyal Kaplan Chairperson of the Board of Directors Date: May 17, 2023

PROXY STATEMENT

Perion Network Ltd.

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on June 21, 2023

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares” or “Shares”), of Perion Network Ltd. (“Perion” or the “Company”) in connection with the solicitation by our board of directors (the “Board”) for use at our Annual General Meeting of Shareholders, or at any adjournment thereof (the “Meeting”), pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Wednesday, June 21, 2023, at 4:00 p.m. (Israel time), or at any adjournment thereof.

The agenda of the Meeting will be as follows:

1.	To approve the re-election of each of Ms. Joy Marcus and Mr. Michael Vorhaus to serve as a director of the Company until our third annual general meeting of shareholders following this meeting;
2.
To approve amendments to the Articles of Association and the Memorandum of Association reflecting an increase of the Company’s registered share capital by additional 20,000,000 Ordinary Shares, such that following the increase, the Company’s registered share capital will consist of 80,000,000 Ordinary Shares, par value NIS 0.03;

3.	To approve amendments to the terms of employment of Mr. Tal Jacobson in connection with his appointment as the Company’s Chief Executive Officer; and
4.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2023, and their service until the next annual general meeting of shareholders, and to authorize our board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2022, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on May 22, 2023 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to our Ordinary Shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

How Can You Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder, whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the ISA website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be available on the SEC website at www.sec.gov and on the MAGNA on-line system of the ISA at www.magna.isa.gov.il.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, except if otherwise provided on the proxy card. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold Ordinary Shares in “street name,” that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Revocation of Proxies

Any shareholder returning the accompanying proxy card may revoke such proxy card at any time prior to its exercise by giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on June 20, 2023, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if such shareholder is the record holder of the Ordinary Shares, voting in person at the Meeting.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than June 11, 2023, at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Mr. Maoz Sigron, the Company’s Chief Financial Officer, and Mr. Dudi Musler, the Company’s VP IR. Any position statement timely received will be furnished with the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer and our VP IR at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Chief Financial Officer and VP IR or by facsimile to +972-3-603-1585. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than May 24, 2023.

Quorum and Voting Requirements

As of May 10, 2023, we had a total of 47,016,326 issued and outstanding Ordinary Shares (such amount excludes 115,339 Ordinary Shares held by the Company). Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

Two or more shareholders present, personally or by proxy, holding in the aggregate at least 33 1/3% of the voting rights in our issued share capital will constitute a quorum for the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon the request of the shareholders, shall be dissolved. If the Meeting is not convened upon the request of a shareholder it shall stand adjourned to the same day in the next week at the same place and time, or to such day and such time and place as the chairperson may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. If at the adjourned date of the Meeting a legal quorum is not present after 30 minutes from the time specified for the commencement thereof, then the Meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the Meeting agenda that may be considered routine is Proposal No. 4 relating to the reappointment of our independent registered public accounting firm for the fiscal year ending December 31, 2023; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on the proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The approval of each of the proposals requires the affirmative vote of our shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 3 is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of a Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company) including, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have a personal interest your Shares will not be voted for Proposal No. 3.

With respect to the approval of Proposal No. 3, the Companies Law allows our Compensation Committee and our Board to approve such Proposal even if the Annual General Meeting of Shareholders has voted against its approval, provided that the Company’s Compensation Committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Expenses and Solicitation

Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We expect to mail this proxy statement and the accompanying proxy card to shareholders on or about  May 25, 2023. This proxy statement and the accompanying proxy card are also available to the public through one the following websites www.magna.isa.gov.il, maya.tase.co.il or www.sec.gov.

We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

Reporting Requirements

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC on 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at www.sec.gov and on the website of the ISA, at: www.magna.isa.gov.il and on the TASE’s website at maya.tase.co.il. We encourage you to read the entire Proxy Statement carefully.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of 2023 Annual General Meeting of Shareholders and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the filing with the SEC and ISA of a Form 6-K.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2022, please see “Item 6. Directors, Senior Management and Employees - B. Compensation” in our Annual Report on Form 20-F, which was filed with the SEC on March 15, 2023, or the Annual Report.

CORPORATE GOVERNANCE

Overview

Perion is committed to effective corporate governance and independent oversight by our Board, primarily through independence, diversity of experience among both our Board members and the management, and engagement with key stakeholders.

Our Board currently consists of seven directors as provided under our Articles of Association. Each of our current six non-executive directors is independent under Nasdaq Listing Rules that require a majority of our directors to be independent. As contemplated by the Nasdaq Listing Rules, we have an audit committee, a compensation committee and a nominating and governance committee, all of whose members are independent directors.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which their term expires, unless they are removed by a vote of shareholders holding more than two-thirds of the voting power of the issued and outstanding share capital of the Company or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
Base a significant portion of the compensation programs on financial business performance	Regularly review the executive officers’ compensation and peer group data
Set annual incentive targets for our executive officers based on objective performance measures	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
6 of 7 Directors are independent	Manage dilution by a designed equity scheme and shifting to restricted share units (RSUs)
Maintain entirely independent Board committees	Maintain an independent compensation committee which engages an independent and reputable compensation advisor
Emphasize pay-for-performance –the earning of annual bonuses are subject to the attainment of objective performance measurements	Cap cash bonus payments and annual equity-based compensation

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report.

Board of Directors

The following table sets forth information about our directors as of May 17, 2023:

Name	Age	Position
Eyal Kaplan*(1)(2)	63	Chairperson of the Board of Directors
Doron Gerstel	62	Chief Executive Officer and Director
Amir Guy*(1) (3)	53	Director
Michal Drayman*(1) (4)	50	Director
Michael Vorhaus*(2) (3) (4)	65	Director
Rami Schwartz* (4)	65	Director
Joy Marcus*(2)(3)	61	Director
*	Independent director under the Nasdaq Listing Rules.
(1)	Member of our investment committee.
(2)	Member of our nominating and governance committee.
(3)	Member of our compensation committee.
(4)	Member of our audit committee.

Our Board currently consists of seven directors. Our directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting until the date of the third annual general meeting following such election or re-election, so that the regular term of only one class of directors expires annually.

BOARD COMMITTEES

Our audit committee currently consists of Ms. Michal Drayman (chair), Mr. Michael Vorhaus and Mr. Rami Schwartz; our compensation committee consists of Ms. Joy Marcus (chair), Mr. Amir Guy and Mr. Michael Vorhaus; our nominating and governance committee consists of Mr. Michael Vorhaus (chair), Mr. Eyal Kaplan and Ms. Joy Marcus; and our investment committee consists of Mr. Eyal Kaplan (chair), Ms. Michal Drayman and Mr. Amir Guy.

DIRECTOR INDEPENDENCE

Our Board has determined that each of our directors, other than Mr. Doron Gerstel, satisfies the independent director requirements under the Nasdaq Listing Rules. As such, a majority of our board of directors is comprised of ‘independent directors’, as such term is defined in the Nasdaq Listing Rules.

Our Board has further determined that each member of our audit committee is ‘independent’ as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Listing Rules to members of audit committees and compensation committees, respectively.

Our Board has determined that Ms. Michal Drayman who serves as a chairperson of our audit committee, qualifies as an “audit committee financial expert”, as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq Listing Rules.

BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning each of our continuing directors who are not standing for re-election at the Meeting is set forth below and biographical information concerning Ms. Joy Marcus and Mr. Michael Vorhaus, the nominees for re-election, is set forth below under Proposal 1.

Continuing Directors

Eyal Kaplan has served as the chairperson of the board of directors of the Company since May 2018. He is also the chairperson of Medical Earlysign, a privately held company in the healthcare technology field, since 2020. Mr. Kaplan is also engaged in advisory and consulting, focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was Director and chairperson of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995. Mr. Kaplan has been a member of the Technion (Israel Institute of Technology) Council (executive board) since January 2014, where he chaired (and is currently a member of) the Finance Committee, and is a member of the Endowment Investment Committee. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Mr. Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania. Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science degree (with Honors) in economics and management from the Technion - Israel Institute of Technology.

Doron Gerstel has been a director of the Company since May 2018, and the Chief Executive Officer of the Company since April 2017 (as announced, Mr. Gerstel will step down from the executive team on July 31, 2023 and will continue to serve as a director). In his previous role as CEO of Panaya Ltd., Mr. Gerstel led a company turnaround that saw an increase in annual revenue and the company’s acquisition by Infosys Limited. Mr. Gerstel has also held CEO positions at Nolio Ltd., Syneron Medical Ltd. and Zend Technologies Ltd. Mr. Gerstel holds a BSc. in Economics and Management from the Technion Institute of Technology in Haifa, and an MBA from Tel Aviv University.

Rami Schwartz has served as a director of the Company since January 2019. Mr. Schwartz joined The Portland Trust as Managing Director of the Tel Aviv office in April 2018. Mr. Schwartz also serves as a director of Radcom (Nasdaq: RDCM) and as an advisory board member of Algosec. Previously, Mr. Schwartz was the President of the Amdocs Products and Amdocs Delivery groups for 7 years. Prior to joining Amdocs, Mr. Schwartz was the chairperson of Olive Software (acquired by ESW Capital), and Comply (acquired by Qualitest), the co-founder and CEO of Zizio and DigiHOO, and an EIR at Cedar Fund. Mr. Schwartz was CEO and director of Exanet (acquired by Dell) and General Manager of Precise Software (acquired by Veritas software). Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.

Amir Guy has served as a director of the Company since June 2022. Mr. Guy spent most of his career, more than 26 years, in the advertising industry, both in corporate and entrepreneurial settings. Mr. Guy is the founder of togetherr (a Fiverr company) since March 2021. Mr. Guy serves as a director of Adler-Chomski Group/ Grey Israel. Prior to joining Adler-Chomski Group, Mr. Guy served in various accounting roles, including Wunderman Thompson LLC and other private advertising companies. Mr. Guy holds a B.B.A in marketing and finance from the College of Management in Israel and an MBA from the Kellog School of Management at Northwestern University.

Michal Drayman has served as a director of the Company since June 2022. Ms. Drayman is a venture partner in JVP Foodtech Impact Fund L.P., the Foodtech and Agtech investment arm of the Jerusalem Venture Partners VC (JVP), an Israeli venture capital fund. Ms. Drayman serves as a director of Ree automotive (Nasdaq: REE) and of privately held companies including Innovopro Ltd., Kinoko Tech Ltd., Agrint Ltd., Greeneye – Centure application Ltd. BioBetter Ltd., aVISI Ltd., and MetzerPlast. From 2005 to 2020 Ms. Drayman served as a director of Epitomee Medical Ltd. (EPIT). From 2005 to 2014 Ms. Drayman served as a CFO and VP business development at the European High Tech Capital, a privately held investment firm which is focused on healthcare investments. From 2001 to 2004 Ms. Drayman served as the VP Finance America of Lumenis Inc., a California based company. From 1994 to 2001 Ms. Drayman served in different financial positions in Lumenis Ltd. (previously, Nasdaq: LMNS). Ms. Drayman holds a BA in Economics and Accounting from Haifa University and an MBA, with honors, from The College of Management, Rishon Letzion, Israel, Biomedical Management Track.

ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG)

As a global company, with employees, customers, suppliers and shareholders across the globe, we believe that a diverse and inclusive culture is the cornerstone for driving a successful company that creates value to our employees and the communities in which we operate. We are committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination. As of December 31, 2022, 44% of our global employee base were women.

We have implemented a comprehensive framework which guides our pay decisions. We use an objective job and compensation evaluation methodology to reduce subjectivity and bias in pay decisions, leading to greater equity and alignment with the market in employee compensation

We believe that improving life quality of our employees as well as the communities in which they live, is of great value. We run various development programs and social events for our employees’ benefit on a regular basis. We encourage our employees to participate in volunteering programs. We allow our employees in Israel to volunteer for 40 hours per year during working hours. We make donations to nonprofit organizations such as organizations that promote women’s careers, Afro-American women’s career, holocaust survivors, youth organizations and many more around our communities.

We expect to continue and enhance our ESG initiatives.

Diversity of the Board of Directors

Board Diversity Matrix (As of May 17, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	4	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	1
Did Not Disclose Demographic Background	2

PROPOSAL ONE

RE-ELECTION OF MS. JOY MARCUS AND MR. MICHAEL VORHAUS TO
SERVE AS A DIRECTOR OF THE COMPANY

At the Meeting, you will be asked to re-elect each of Ms. Joy Marcus Mr. Michael Vorhaus, to our Board to serve until our third annual general meeting of shareholders following this Meeting or their earlier resignation or removal, as applicable.

Each of Ms. Joy Marcus and Mr. Michael Vorhaus qualifies as an “independent director” under the Nasdaq Listing Rules and each of Ms. Joy Marcus and Mr. Michael Vorhaus complies with all requirements under the Companies Law for serving as a director. The other directors of the Company will continue to serve as directors in accordance with the terms of our Articles of Association and applicable law. The nomination of each of Ms. Joy Marcus and Mr. Michael Vorhaus has been approved by our nominating and governance committee and our Board.

In accordance with the Companies Law, each of Ms. Joy Marcus and Mr. Michael Vorhaus has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see our Annual Report.

A brief biography for each of Ms. Joy Marcus and Mr. Michael Vorhaus is set forth below:

Joy Marcus has been a director of the Company since November 2019. Ms. Marcus has a wealth of experience in the media industry, including EVP and GM Digital Video at Condé Nast Entertainment, CEO of Bloglovin’ (acquired by Impact), SVP Global Marketing Solutions at Time Warner (now WarnerMedia), VP International at MTV Networks, a division of Viacom (now Paramount) and GM North America of DailyMotion (acquired by Orange/France Telecom) and VP Business Development at B&N.com (IPO). She sits on the Boards of digital media companies BBC Maestro and Qwire, and the nonprofits New York Tech Alliance and MOUSE. Joy is the Co-Founder and Managing Director of The 98, a venture fund that invests in women led tech enabled businesses. She is a full time Lecturer on Entrepreneurship at Princeton University where she was the James Wei Visiting Professor in Entrepreneurship in 2014 and is a Venture Fellow at Jerusalem Venture Partners. Joy graduated Magna Cum Laude, Phi Beta Kappa, from Princeton University and has a JD from NYU Law School and completed the management course in Finance & Accounting at Columbia University Graduate School of Business.

Michael Vorhaus has served as a director of the Company since April 2015. Mr. Vorhaus also serves as a director of Altimar Acquisitions Corporation I and II (both on Nasdaq) and he is currently a director of Altimar III (NYSE: ATAQ). Mr. Vorhaus also serves as a Director of Popreach (TSE: POPR). Starting December of 2018, Mr. Vorhaus has founded Vorhaus Advisors and is CEO of the firm. From 1994 to November 2018, he was in a variety of positions at of Frank N. Magid Associates, Inc., a research-based strategic consulting firm. From 1994 to 2008, he served as its Senior Vice President and Managing Director and from 2008 to 2018 he served as the President of Magid Advisor, a unit of Magid Associates. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile. In 1987, he founded Vorhaus Investments. Vorhaus advises a number of start-ups and venture capital firms. He also has a wide variety of early stage investments primarily in media and related areas. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley’s Haas School of Business.

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to approve the re-election of Ms. Joy Marcus to serve as a director of the Company for a period commencing on the date of the Meeting and until the third annual general meeting of the shareholders of the Company following the Meeting or her earlier resignation or removal, as applicable.”

“RESOLVED, to approve the re-election of Mr. Michael Vorhaus to serve as a director of the Company for a period commencing on the date of the Meeting and until the third annual general meeting of the shareholders of the Company following the Meeting or his earlier resignation or removal, as applicable.”

Our Board recommends a vote “FOR” approval of the proposed resolutions.

PROPOSAL TWO

AMENDMENTS TO THE COMPANY’S CHARTER DOCUMENTS

At the Meeting, shareholders will be asked to approve amendments to the Articles of Association of the Company and Memorandum of Association in order to increase the Company’s registered share capital by additional 20,000,000 Ordinary Shares, such that following the increase, the Company’s registered share capital will consist of 80,000,000 Ordinary Shares, par value NIS 0.03.

Generally, our Board is authorized to issue shares, from time to time, within the limits of our authorized share capital, and for various purposes and amounts as the Board may determine, except to the extent that pursuant to the Companies Law or the Nasdaq Listing Rules, it is required to obtain shareholders approval in connection with a particular issuance (for instance, in certain cases involving a merger, a significant acquisition or significant private placement).

The increase in our current registered share capital would allow us to meet our future business and financial needs as they may arise. We may need to issue ordinary shares or other securities in connection with possible acquisition(s) or for equity-based awards for talents in order to preserve and increase our market competitiveness and expand our business.

Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve amendments of the Articles of Association and Memorandum of Association of the Company to reflect the increase of the authorized share capital of the Company, as detailed in the Proxy Statement, dated May 17, 2023.”

   Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL THREE

APPROVAL OF AMENDMENTS TO THE TERMS OF EMPLOYMENT OF MR. TAL
JACOBSON, AS THE COMPANY’S NEW CHIEF EXECUTIVE OFFICER

Background. As required by the Israeli Companies Law, the Company seeks shareholder approval of the terms of office and employment of our incoming CEO, Tal Jacobson.

The Israeli Companies Law provides that any arrangement between a public company and its chief executive officer relating to his or her compensation must be consistent with the company’s compensation policy for executives and officers and requires the approval of the compensation committee, the board of directors and the shareholders, in that order. Accordingly, the employment terms described below, which were approved, and recommended for shareholder approval, by our Compensation Committee and Board, also require shareholders approval at the Annual Meeting.

Compensation Objectives. In order to accomplish our key corporate objectives, we must attract, motivate and retain highly skilled and experienced people to execute our corporate strategy and lead our team. To that end, our executive officer compensation program is designed to:

(i)	link pay to performance;

(ii)	align executive officers’ interests with those of the Company and its shareholders over the long term; and

(iii)	provide competitive compensation to attract and retain talent.

As required by the Israeli Companies Law, at our 2022 annual meeting of shareholders, our shareholders approved our Compensation Policy regarding the terms of office and employment that can be offered to our “office holders” (as defined under the Israeli Companies Law), which includes the incoming CEO, including cash compensation, equity-based awards and other items. Pursuant to the Israeli Companies Law, arrangements between Perion and the CEO must generally be consistent with the Compensation Policy.

Compensation Consultant. Our Compensation Committee has retained Aon’s Human Capital practice (Radford), a division of Aon plc (“Aon”), as its independent compensation consultant, recognizing the importance of obtaining objective, independent expertise and advice in carrying out its responsibilities. The Committee selected Aon as its consultant because of the firm’s expertise and experience.

Compensation Program Generally. Based on the foregoing considerations, our Compensation Committee designed a compensation program for our executives, which includes long-term incentive compensation in the form of equity awards. Based on consultation with Aon , this program has a strong link to long-term financial performance. The proposed grants to the Chief Executive Officer as detailed below are based 50% on time-vesting RSUs and 50% on performance-based vesting criteria, tied to long-term financial performance of revenues and Adjusted EBITDA.

Tal Jacobson. On February 8, 2023, the Company announced the appointment of Mr. Tal Jacobson as Chief Executive Officer effective as of August 1, 2023, following a transition period. Mr. Jacobson has been an ad-tech executive and leader for more than two decades, with extensive experience in all facets of the tech industry. Our Board of Directors appointed Mr. Jacobson as Chief Executive Officer following a successful tenure and remarkable achievements as General Manager of CodeFuel, Perion’s search advertising business. Mr. Jacobson joined Perion in 2018 as the General Manager of CodeFuel, successfully transforming CodeFuel into a leading Perion business unit, resulting in a significant impact on Perion's market share and valuation, while forging a strong and collaborative relationship with Microsoft Advertising and winning Microsoft Advertising Global supply partner of the year award in 2021. Among Mr. Jacobson’s accomplishments, Perion recorded a substantial increase in its Search Advertising revenues to $279.6M in 2022 (vs. $213.2M in 2021), an increase of 31%. As a member of Perion’s executive team, Mr. Jacobson was also involved in all important strategic discussions and activities and has worked with various other divisions of the company to further intra-company collaboration. In determining the proposed compensation package for Mr. Jacobson, the Compensation Committee and Board recognized, among other considerations, that under Mr. Jacobson’s leadership, CodeFuel, and as a result Perion, has, in general, outperformed the market and the other peer companies.

In recognition of Mr. Jacobson’s experience and outstanding performance and the value he brings to Perion’s shareholders, the Compensation Committee and Board are proposing a competitive compensation package in order to motivate and retain Mr. Jacobson over a long term, all in accordance with the Company’s compensation philosophy.

The Compensation Committee and Board believe that it is in the best interests of our shareholders and the Company to approve the amendment of terms of office of Mr. Jacobson as Company’s Chief Executive Officer. Our Compensation Committee and Board have structured the compensation terms to strongly align Mr. Jacobson’s pay with Perion’s shareholder interests.

At the Meeting, shareholders will be requested to approve amendments to Mr. Jacobson’s compensation terms in his role as the Company’s Chief Executive Officer. The proposed terms are the result of a thorough compensation study conducted by Aon, and per the recommendation and approval of our Compensation Committee and Board:

(i)
An increase of Mr. Jacobson’s annual salary by NIS 240,000 (equivalent to approximately $65,900) to NIS 1,440,000 (equivalent to approximately $395,400), effective as of June 21, 2023 (the increase of Mr. Jacobson’s salary was approved by the Board effective as of February 2023 in accordance with the provisions of the Companies Law); and

(ii)
A target annual cash bonus of up to a maximum 100% of the his annual base salary, or 150% in case of over achievement, subject to performance matrix to be pre-approved by the Company’s Compensation Committee and Board on an annual basis (based on achievement of revenue and Adjusted EBITDA targets), including a discretionary component which is not based on measurable performance indexes, all in accordance with the terms of the Compensation Policy. In addition, our Compensation Committee and the Board shall be authorized to grant Mr. Jacobson, from time to time, a special bonus as set out in, and subject to the terms of, our Compensation Policy.

(iii)
A grant of 90,000 restricted share units (“RSUs”) and 90,000 performance share units (“PSUs”), granted as of the date of the Board’s approval, on February 7, 2023.

The RSUs shall vest over a three-year period commencing as of February 7, 2023, with a 12-month cliff. Accordingly, one-third of the RSUs shall vest on the first anniversary of the date of grant and thereafter, the balance of the RSUs shall vest on a quarterly basis over the following eight (8) quarters.

The PSUs shall be subject to the Company meeting at least 80% of each of a revenue and Adjusted EBITDA targets of the Company as set out by the Compensation Committee and the Board, for the following three fiscal years (2023, 2024 and 2025). No PSU shall vest in case either of the revenue or Adjusted EBITDA targets is below 80% (the “Threshold”). Above 80% and up to 100%, the achievement rate shall be proportionate on a liner basis, and over achievement credit will be applied in the event the actual performance is above the target of a given fiscal year. A calculation of the actual achievement (and accordingly, the actual vesting) for a fiscal year, shall be made as part of the approval of the Company’s year-end financial results (as approved by the Board). Subject to the Company achieving both metrics at least at the Threshold, the actual vesting shall be calculated based on the average of the performance levels of actual revenue and Adjusted EBIDTA. In any event, no more than 100% of the shares underlining the PSUs may vest. The PSUs will not vest before the first anniversary of the date of the grant.

The terms of the grant include provisions of acceleration of vesting in the event of a change in control, stating that provided that the Chief Executive Officer is still employed by the Company or any of its subsidiaries, as the case may be, the PSUs and RSUs will become fully vested upon the closing of an M&A Event. As set out in Mr. Jacobson’s employment agreement, M&A Event shall mean in essence (A) any consolidation, merger or reorganization (“Transaction”) of the Company, in which the shareholders of the Company, immediately prior to such Transaction, own less than 50% of the voting power of the surviving entity (or its affiliated company, as the case may be) immediately after such Transaction; or (B) any transaction or series of related transactions to which the Company is a party, in which all or substantially all of the Company’s outstanding share capital is transferred to any entity or person (excluding a public offering in a stock exchange, or any consolidation, merger or reorganization effected exclusively to change the domicile of the Company, or a transaction or series of related transactions, in which the shareholders of the Company prior to such transaction, hold more than 50% of the voting and economic rights of the Company or surviving entity, as applicable, immediately following such transaction), or (C) the sale, lease, exclusive license, transfer or other disposition, in a single transaction or series of related transactions of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, or any exclusive license of material intellectual property of the Company, other than when any such transfer is to a wholly owned subsidiary of the Company.

Based on a study conducted by a third-party advisory firm, for accounting purposes, the value of the proposed grants is approximately $3.34 million.

(iv)
Mr. Jacobson shall be subject to any future clawback policy adopted by the Company. The Company intends to adopt a clawback policy in line with Nasdaq's updates to its listing standards for implementing the clawback rules that were adopted by the SEC in October 2022.

Mr. Jacobson’s employment agreement includes additional customary provisions, such as non-solicitation, confidentiality, intellectual property assignment, participation in Company insurance plans and reimbursement of expenses, 28 days of annual vacation days and a mutual 6-month advance notice in case of termination of employment. All other employment terms shall remain unchanged.

The shareholders’ vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. Notwithstanding the foregoing, the Companies Law allows our Compensation Committee and our Board to approve this Proposal even if at the Annual General Meeting of Shareholders the shareholders voted against it, provided that each of the Company’s Compensation Committee, and thereafter the Board, determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

The Compensation Committee and Board recognize that equity dilution is an important consideration for shareholders, preferring overall dilution levels below 10%.

As of May 10, 2023, Perion’s overall level of dilution, which is the result of equity compensation to employees and management, is at approximately 8%.

Perion Equity Dilution
	31-Dec-21		31-Dec-22		10-May-23
	# of Shares	% of Issued Capital	# of Shares	% of Issued Capital	# of Shares	% of Issues Capital

Shares available for grant under existing equity incentive plans	625,477	1.3%	270,923	0.5%	1,009,459	2.0%

Granted but unexercised/unvested options/shares under existing plans	4,478,301	9.2%	3,657,185	7.3%	3,074,716	6.0%

Total share allocation from existing plans	5,103,778	10.5%	3,928,108	7.8%	4,084,175	8.0%

Common shares outstanding	43,696,723		46,172,141		47,016,326

Fully-diluted shares outstanding	48,800,501		50,100,249		51,100,501

At 8.0%, we believe that Perion’s current equity dilution falls in low quartile of peers in the US and in Israel, many of which operate US-style equity schemes with broad participation and competitive grant levels, which as of last year led to overall dilution levels centered around 15% of company, above the 10% ceiling preferred by Israeli investors.

We will continue to monitor our equity use in future years to ensure that it is within competitive market norms.

Peer Study as a Reference Point. Our Compensation Committee and Board reviewed a comprehensive compensation benchmark analysis conducted by our independent compensation advisor, Aon, of peer CEOs. The peer groups were constructed around a set of carefully chosen parameters which was approved by the Chair of the Compensation Committee and shared with the Board.

We compete with global companies to attract and retain highly talented professionals with the necessary capabilities to promote creativity, encourage high achievement, manage our business and execute our strategy. The Compensation Committee references, among other things, the amounts and structures of the compensation of executive officers in the companies in peer groups in multiple markets in determining competitive pay levels.

The proposed amendments to the employment terms of Mr. Jacobson were approved by our Compensation Committee and Board, reflect Mr. Jacobson’s key role in driving CodeFuel, and as a result, the Company’s performance (past and future, as detailed above) and are based on a comprehensive compensation survey provided to the Compensation Committee and the Board and the terms of our Compensation Policy. The proposed terms of employment of Mr. Jacobson, as proposed to be amended, are consistent with our Compensation Policy.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve amendments to the terms of employment of Mr. Tal Jacobson in connection with his appointment as the Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated May 17, 2023.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

 PROPOSAL FOUR

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF
ERNST & YOUNG
GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY, AND
AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR
COMPENSATION

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2022. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2021	2022
Audit Fees(1)	$568	$643
Tax Fees(2)	181	109
Audit-related fees(3)	394	288

Total	$1,143	$1,040

(1) Audit fees include fees for professional services rendered by our principal accountant in connection with the annual audit, review of quarterly consolidated financial data, internationally required statutory audits, consents and assistance with review of documents filed with the SEC.

(2) Tax fees include services related to tax compliance and claims for refunds, tax planning and advice, including assistance with tax audits and appeals, advice related to additional efforts required in connection with mergers and acquisitions and assistance with respect to requests for rulings from tax authorities.

(3) Audit-related fees principally include assistance with audit services and consultation mainly related to follow-on public offerings, mergers and acquisitions.

The Companies Law requires shareholders’ approval of the appointment of the Company’s independent public accountants. Each of our audit committee of our Board and our Board has recommended the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the fiscal year ending on December 31, 2023, and until the next annual general meeting of shareholders. Subject to the approval of this proposal, our Board will be authorized, upon the recommendation of the Company’s audit committee, to fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the audit committee, as contemplated by the Sarbanes-Oxley Act.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending on December 31, 2023, and until the next annual general meeting of shareholders, and that the Board, upon the recommendation of the audit committee of the Company, is authorized to determine the compensation of said independent auditors in accordance with the volume and nature of their services.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

OTHER BUSINESS

Our Board is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

ADDITIONAL INFORMATION

Our audited financial statements for the year ended December 31, 2022, are included in our Annual Report. You may read and copy these reports without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov and at the ISA’s MAGNA website at www.magna.isa.gov.il. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

By Order of the board of directors, Eyal Kaplan Chairperson of the Board of Directors Date: May 17, 2023